

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 8, 2008

James T. Engen
Chairman, President and Chief Executive Officer
Loud Technologies Inc.
16220 Wood-Red Road, N.E.
Woodinville, Washington 98072

> **Re: Loud Technologies Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 22, 2008**
> **File No. 000-26524**

Dear Mr. Engen:

　　We have reviewed your filing and have the following comments. We have limited our review of your filing to the matters we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file the form of proxy as an appendix at the end of your next amendment. See Rules 14a-4(a)(3) and 14a-6(a) and (b). Please note that we may have additional comments after reviewing your form of proxy.

Information Concerning Solicitation and Voting
Vote of Controlling Stockholder, page 1

2. In light of the statement that Sun Mackie has advised you that it intends to vote in favor of all the proposals, please indicate why you are soliciting proxies.

Proposal No. 2, page 6

3. We note you are seeking shareholder approval to: (i) "make clear" that the articles of incorporation may be amended by the company's board of directors without shareholder action to the extent permitted by the Washington Business Corporation Act; (ii) "correct" certain actions taken by the board of directors without shareholder action; (iii) amend the company's articles of incorporation to give effect to the adjustment to the company's issued and outstanding common stock related to the 2005 reverse stock split; and (iv) change the name of the company. Please revise your proxy statement to unbundle these proposals so that shareholders may vote on them as separate matters. See Rule 14a-4(a)(3) of Regulation 14A and the Division of Corporation Finance's September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations.

4. We note your statement that you are proposing to amend the company's articles of incorporation to "make clear" that they may be amended by the company's board of directors without shareholder action, to the extent and in the manner provided by Section 23B.010.020 of the Washington Business Corporation Act. Please expand your discussion to explain what is "not clear." Discuss whether the uncertainty raises any concerns regarding the legality of the reverse stock split. Discuss any possible legal ramifications if the amendment is not approved. For example, please discuss whether the uncertainty attached to the reverse stock split jeopardizes your ability to meet the NASDAQ Stock Market's continuing listing criteria.

5. We note your statement on page 7 that it has come to your attention that certain actions were taken by the board of directors without shareholder action and that the proposed amendments are meant to "correct this oversight." Please revise to discuss specifically the actions taken by the board of directors without shareholder action and what you mean by "correct this oversight." State whether management believes that an amendment to the company's articles of incorporation was required under Washington law in connection with the reverse stock split. If so, please discuss clearly and prominently any material risks or possible adverse consequences to the company, including any undetermined liability, that may result from such oversight.

6. It appears from your disclosure that the company's articles of incorporation require the approval of two thirds of the company's common stock entitled to vote to effect an amendment to the articles of incorporation. Please revise to discuss what consideration, if any, you have given to the impact that the voting requirements in the company's articles of incorporation may have on the board of directors' ability to act without shareholder action. In light of your response, please revise to state whether management believes that the company's articles of

incorporation, as currently in effect, prohibit the board of directors from amending the company's articles of incorporation without shareholder action, even in cases where such action may otherwise be permitted under Washington law.

7. We also note that the proposed amendments to the company's articles of incorporation will be effective upon filing with the appropriate filing authority in the State of Washington. Please revise your disclosure to clarify whether any amendments to the company's articles of incorporation will have retroactive effect and cure any defects in the process to effect the reverse stock split.

Proposal No. 3, page 7

8. We note your disclosure that you would like to increase the number of authorized shares of your common stock to facilitate the issuance of shares of common stock upon conversion of the convertible senior subordinated secured note. Explain why the amendment will "facilitate" the conversions, and how many authorized shares are necessary if all the notes convert at a current market price. With respect to the remaining share, please disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue shares in connection with raising additional capital or any business or investment opportunity. If so, please disclose, and if not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

Proposal No. 4, page 8

9. Please revise this section to quantify, to the extent possible, the dilutive impact of the transaction on your existing shareholders.

10. Please revise to discuss the material risks or possible adverse consequences to the company associated with your inability to comply with the covenant in the note that requires you to hold the shareholder meeting to approve the issuance of the shares issuable upon conversion of the note by May 31, 2008.

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Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should submit electronically on EDGAR. Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jorge A. Rivera, Attorney-Advisor, at (202) 551-3786, or me at (202) 551-3815 with any questions.

Sincerely,

Larry Spirgel
Assistant Director